# QUEER SPACES, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED JULY 31, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

# TABLE OF CONTENTS



# Belle Business Services

*Certified Public Accountants*

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To the Board of Directors
Queer Spaces, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Queer Spaces, Inc., which comprise the balance sheet as of July 31, 2022, and the related statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

*Management's Responsibility for the Financial Statements*
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

*Accountant's Responsibility*
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Queer Spaces, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

*Accountant's Conclusion*
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

*Going Concern*
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Belle Business Services, LLC*

Belle Business Services, LLC
August 1, 2022

**QUEER SPACES, INC.**
**BALANCE SHEET**
**JULY 31, 2022**
**(unaudited)**

**ASSETS**

| | | |
|---|---|---:|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 45 |
| | | |
| TOTAL CURRENT ASSETS | | 45 |
| | | |
| **TOTAL ASSETS** | $ | 45 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

| | | |
|---|---|---:|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ | - |
| | | |
| TOTAL CURRENT LIABILITIES | | - |
| | | |
| **TOTAL LIABILITIES** | | - |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| | | |
| Common stock - Class A, see note 3 | | 33 |
| Common stock - Class B, see note 3 | | 12 |
| Additional paid-in capital | | - |
| Retained earnings/(Accumulated deficit) | | - |
| | | |
| TOTAL SHAREHOLDERS' EQUITY | | 45 |
| | | |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | 45 |

See independent accountant's review report and accompanying notes to financial statements.

**QUEER SPACES, INC.**
**STATEMENT OF INCOME**
**JULY 31, 2022**
**(unaudited)**

| | | |
|---|---|---:|
| **REVENUES** | $ | - |
| **COST OF GOODS SOLD** | | - |
| **GROSS PROFIT** | | - |
| **OPERATING EXPENSES** | | |
| General and administrative | | - |
| **TOTAL OPERATING EXPENSES** | | - |
| **NET OPERATING INCOME/(LOSS)** | | - |
| **NET INCOME (LOSS)** | $ | - |

See independent accountant's review report and accompanying notes to financial statements.

**QUEER SPACES, INC.**
**STATEMENT OF EQUITY**
**JULY 31, 2022**
(unaudited)

| | Common Stock - Class A | | Common Stock - Class B | | Additional Paid-in Capital | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| **BEGINNING BALANCE, JULY 7, 2022 (INCEPTION)** | - | $ - | - | $ - | $ - | $ - | $ - |
| Issuance of Common Stock | 3,281,727 | 33 | 1,215,590 | 12 | - | - | $ 12 |
| Net loss | - | - | - | - | - | - | $ - |
| **ENDING BALANCE, JULY 31, 2022** | 3,281,727 | $ 33 | 1,215,590 | $ 12 | $ - | $ - | $ 12 |

See independent accountant's review report and accompanying notes to financial statements.

**QUEER SPACES, INC.**
**STATEMENT OF CASH FLOWS**
**JULY 31, 2022**
**(unaudited)**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | | |
|---|---|---|
| Net income (loss) | $ | - |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Accounts payable | | - |
| **CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES** | | **-** |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Issuance of common stock | | 45 |
| **CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES** | | **45** |
| **NET INCREASE IN CASH** | | **45** |
| **CASH AT INCEPTION** | | **-** |
| **CASH AT END OF PERIOD** | $ | **45** |
| | | |
| **CASH PAID DURING THE YEAR FOR:** | | |
| **INTEREST** | $ | **-** |
| **INCOME TAXES** | $ | **-** |

See independent accountant's review report and accompanying notes to financial statements.

**1.**    <u>**Summary of Significant Accounting Policies**</u>

*The Company*
Queer Spaces, Inc. (the "Company") was incorporated in the State of Delaware on July 7, 2022. The Company is a group chat platform for queer communities, and the first app to serve the entirety of the LGBTQ+ spectrum.

*Going Concern*
Since Inception, the Company has relied on funds from issuance of common stock to fund its operations. As of July 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of July 31, 2022, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability generate funds through revenue producing activities.

*Fiscal Year*
The Company operates on a December 31st year-end.

*Basis of Presentation*
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

*Use of Estimates*
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

*Cash and Cash Equivalents*
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of July 31, 2022, the Company held no cash equivalents.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of July 31, 2022.

**1.** **Summary of Significant Accounting Policies (continued)**

*Accounts Receivable*
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of July 31, 2022, the Company had no accounts receivable.

*Income Taxes*
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

*Revenue Recognition*
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company will generate revenues by subscriptions on the Queer Space platform. The Company's payments are generally collected upfront. For the period ending July 31, 2022, the Company recorded nil in revenue.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.       <u>**Summary of Significant Accounting Policies (continued)**</u>

*Fair Value of Financial Instruments (continued)*

Level 1                        - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2                        - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3                        - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Concentrations of Credit Risk*
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

*New Accounting Pronouncements*
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity.* ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs

1.   **Summary of Significant Accounting Policies (continued)**

*New Accounting Pronouncements (continued)*
incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Equity**

*Common Stock – Class A*
Under the articles of incorporation, the total number of common stock – class A that the Corporation shall have authority to issue is 7,000,000 shares, at a $0.00001 par value per share. Class A common stock is voting shares. As of July 31, 2022, 3,281,727 shares of Class A stock have been issued and are outstanding.

*Common Stock – Class B*
Under the articles of incorporation, the total number of common stock – class B that the Corporation shall have authority to issue is 3,000,000 shares, at a $0.00001 par value per share. Class B common stock is non-voting shares. As of July 31, 2022, 1,215,590 shares of Class B stock have been issued and are outstanding.

4.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on July 7, 2022 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5.   **Subsequent Events**

*Crowdfunding Offering*
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Inc and it's wholly owned subsidiaries (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 7.5% commission fee.

*Managements Evaluation*
The Company has evaluated subsequent events through August 1, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

*See independent accountant's review report.*